                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934*



                                 TeliaSonera AB
--------------------------------------------------------------------------------
                                (Name of Issuer)


               Ordinary Shares, nominal value SEK 3.20 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  87960M106**
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [x]    Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         **The Ordinary Shares are not traded in U.S. markets and have not been assigned a CUSIP number. However, the CUSIP number for the related American Depositary Shares is 87960M106.

CUSIP NO. 87960M106
--------------------------------------------------------------------------------
  1     Names of Reporting Persons.
        Government Offices of The Kingdom of Sweden

        I.R.S. Identification Nos. of above persons (entities only). Not Applicable


--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [x]
                                                             (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization
        Sweden


--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        2,118,278,261
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        2,118,278,261
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    0
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        2,118,278,261
--------------------------------------------------------------------------------
 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [x]


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        45.3%***
--------------------------------------------------------------------------------
 12     Type of Reporting Person

        OO
---------------
*** Based on 4,675,232,069 ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB outstanding on February 10, 2003 as disclosed by TeliaSonera AB in its filing with the Securities and Exchange Commission pursuant to Rule 425 under the Securities Act of 1933 on February 10, 2003.

                                  SCHEDULE 13G


ITEM 1.
           (a)  Name of Issuer
                TeliaSonera AB
           (b)  Address of Issuer's Principal Executive Offices
                Marbackagatan 11, S-123 86 Farsta, Sweden

ITEM 2.
                Name of Person Filing
                Government Offices of The Kingdom of Sweden

           (a) The Government Offices of The Kingdom of Sweden exist to facilitate Swedish government business and comprise ten ministries, of which the Ministry of Industry, Employment and Communications is one.

           (b) Address of Principal Business Office or, if none, Residence c/o The Ministry of Industry, Employment and Communications Jakobsgatan 26, SE-103 33 Stockholm, Sweden

           (c)  Citizenship
                Sweden

           (d)  Title of Class of Securities
                Ordinary shares, nominal value SEK 3.20 per share
                ("Ordinary Shares")

           (e)  CUSIP Number
                The Ordinary Shares are not traded in U.S. markets and have not been assigned a CUSIP number. However, the CUSIP number for the related American Depositary Shares is 87960M106.

ITEM 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           Not Applicable

ITEM 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a)  Amount beneficially owned: 2,118,278,261

           (b)  Percent of class: 45.3%(1)

           (c)  Number of shares as to which the person has:

---------------
(1) Based on 4,675,232,069 ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB outstanding on February 10, 2003 as disclosed by TeliaSonera AB in its filing with the Securities and Exchange Commission pursuant to Rule 425 under the Securities Act of 1933 on February 10, 2003.

                (i)    Sole power to vote or to direct the vote: 2,118,278,261
                (ii)   Shared power to vote or to direct the vote: 0
                (iii)  Sole power to dispose or to direct the disposition of:
                       2,118,278,261
                (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.    Ownership of Five Percent or Less of a Class
Not Applicable

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

ITEM 8.    Identification and Classification of Members of the Group

The Government Offices of The Kingdom of Sweden and The Republic of Finland ("Finland") may be deemed to be a "group" within the meaning of Rule 13d-5(b)(1) under the Act. See the Shareholders' Agreement dated March 26, 2002 between The Kingdom of Sweden and Finland contained in Annex C of the Prospectus forming part of the Registration Statement on Form F-4 (Registration No. 333-100213), filed by Telia AB with the Securities and Exchange Commission pursuant to the Securities Act of 1933 on October 1, 2002.

Pursuant to Rule 13d-5(b)(1) of the Act, the group that may be formed by the Government Offices of The Kingdom of Sweden and Finland may be deemed to be the beneficial owner of 2,118,278,261 Ordinary Shares beneficially owned by the Government Offices of The Kingdom of Sweden and 891,800,231 Ordinary Shares beneficially owned by Finland, representing a total of 3,010,078,492 Ordinary Shares or approximately 64.4% of the Ordinary Shares.(2) However, the Government Offices of The Kingdom of Sweden disclaim beneficial ownership of the Ordinary Shares beneficially owned by Finland.

ITEM 9.    Notice of Dissolution of Group
Not Applicable

ITEM 10.   Certification
Not Applicable

---------------
(2) Based on 4,675,232,069 ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB outstanding on February 10, 2003 as disclosed by TeliaSonera AB in its filing with the Securities and Exchange Commission pursuant to Rule 425 under the Securities Act of 1933 on February 10, 2003.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2003

                             GOVERNMENT OFFICES OF THE KINGDOM OF SWEDEN



                             By: /s/ Leif Pagrotsky
                                 ----------------------------------------------
                                 Name:   Leif Pagrotsky
                                 Title:  Minister for Industry and Trade

                                    EXHIBITS

Exhibit                Description

I Extract from the Minutes of a Swedish Government Meeting authorising the Ministry of Industry, Employment and Communications to sign on behalf of the Government Offices of The Kingdom of Sweden (in the original Swedish with an English translation)

                           Koncept
                           PROTOKOLL                     I
                           vid regeringssammantrade
                           2003-01-23                    N2003/337/SA
                                                         N2002/3707/SA (delvis)


BEMYNDIGANDE ATT UNDERTECKNA ANMALAN
--------------------------------------------------------------------------------
1 bilaga

Svenska staten innehar efter Telia AB:s forvarv av Sonera Oy en agarandel uppgaende till 46 procent i det sammanslagna bolaget TeliaSonera AB. TeliaSonera AB ar sedan sammanslagningen den 9 december 2002 noterat pa Nasdaq National Market i USA och bolagets aktier ar registrerade enligt bestammelserna i U.S. Securities Exchange Act of 1934 (Exchange Act). Eftersom svenska statens agarandel overstiger 5 procent, skall en elektronisk anmalan goras i U.S. Securities and Exchange Commission (SEC) datasystem EDGAR senast 45 dagar efter utgangen av det kalenderar da TeliaSonera AB registrerade bolagets aktier enligt bestammelserna i Exchange Act. I samband med att den elektroniska anmalan gors, arkiverar svenska staten en skriftlig, undertecknad anmalan. Utkast till anmalan har tagits fram med den lydelse som framgar av bilagan.

Regeringen bemyndigar chefen for Naringsdepartementet eller den han satter i sitt stalle att underteckna anmalan enligt ovan till SEC i huvudsak overensstammande med forslaget samt eventuella tillagg och andringar i anmalan.





Utdrag till

SB
Fi/BA

                                                Linklaters' office
                                                translation of extract
                                                from minutes from meeting
                                                of the Government
                       MINUTES
                       from meeting of the Government
                       2003-01-23               N2002/XXXX/SA
                                                N2001/3707/SA (partly)



AUTHORISATION TO SIGN NOTIFICATION
--------------------------------------------------------------------------------
1 appendix

Following Telia AB's acquisition of Sonera Oy, the Swedish State holds approximately 46 per cent of the shares in the combined company TeliaSonera AB. Since the combination of 9 December 2002, TeliaSonera AB is listed on the U.S. Nasdaq National Market and its shares are registered under the U.S. Securities Exchange Act of 1934 (Exchange Act). As the Swedish State's beneficial interest in TeliaSonera AB exceeds 5 per cent, an electronic filing shall be made with the U.S. Securities and Exchange Commission (SEC) on its EDGAR system within 45 days after the end of the calendar year in which TeliaSonera AB registered its shares under the Exchange Act. In connection with the electronic filing, a manually signed filing is being retained by the Swedish State. A draft notification has been prepared in accordance with Appendix 1.

The Government authorise the Head of the Ministry of Industry, Employment and Communications or anyone he authorises to sign the above notification to the SEC, substantially in accordance with the draft notification, together with any supplements and amendments to the notification.




Draft notification to

SB
Fi/BA